

June 19, 2012

Via E-mail
Sigmund Anderman, CEO
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

Re: Ellie Mae, Inc.
Registration Statement on Form S-3
Filed June 7, 2012
File No. 333-181980

Dear Mr. Anderman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 27

1.   It appears that you are relying on Rule 430B to omit the names of the selling stockholders at this time. Please revise your disclosure here to more specifically identify the initial offering transaction or transactions pursuant to which the securities to be offered, or securities convertible into such securities, were sold, as required by Rule 430B(b)(2)(iii). See also Section V.B.1.b.i(C) of Release 33-8591.

Exhibit 5.1

2.   The legality opinion indicates that the registration statement relates to the sale of securities up to a total aggregate offering price of $75,000,000, whereas the registration statement is registering the sale of securities up to a total aggregate offering price of $60,000,000. Also, the legality opinion does not appear to address the 1,000,000 shares being registered for resale. Please obtain a revised opinion of counsel or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Robert W. Phillips, Esq.
        Latham & Watkins LLP